FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                  For the Period 1 April 2003 to 30 June 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                             4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                   GRANITE MORTGAGES 03-1 PLC


                                   By:   /s/  Clive Rakestrow
                                         --------------------
                                   Name:  L.D.C. Securitisation Director
                                   No. 1 Limited by its authorized person
                                   Clive Rakestrow for and on its behalf
                                   Title:  Director
Date: 24 July 2003

                                   GRANITE FINANCE FUNDING LIMITED


                                   By:   /s/  Nigel  Charles Bradley
                                         ---------------------------
                                   Name:  Nigel Charles Bradley
                                   Title:  Director
Date: 24 July 2003

                                   GRANITE FINANCE TRUSTEES LIMITED


                                   By:   /s/  Richard Gough
                                         ------------------
                                   Name:  Richard Gough
                                   Title:  Director
Date: 24 July 2003


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INVESTORS' QUARTERLY REPORT
GRANITE MORTGAGES 03-1 PLC
Quarterly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 April 2003 - 30 June 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                            174,121

Current Balance                                     (pound)12,065,260,413

Last Months Closing Trust Assets                    (pound)12,709,533,564

Funding share                                       (pound)11,702,472,622

Funding Share Percentage                                     96.99%

Seller Share                                        (pound)362,787,791

Seller Share Percentage                                      3.01%

Minimum Seller Share (Amount)                       (pound)296,493,730

Minimum Seller Share (% of Total)                            2.46%

Arrears Analysis of Non Repossessed Mortgage Loans




                                          Principal            Arrears
                       Number             ((pound))            ((pound))          By Principal (%)

< 1 Month             172,073            11,939,603,054            0                    98.96%

> = 1 < 3 Months       1,672             103,808,744            915,796                  0.86%

> = 3 < 6 Months        311              18,391,331             430,150                  0.15%

> = 6 < 9 Months         52              2,997,154              138,019                  0.02%

> = 9 < 12 Months        10              341,990                 18,357                  0.00%

> = 12 Months            3               118,140                 13,972                  0.00%

Total                 174,121            12,065,260,413       1,516,294                100.00%



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Properties in Possession

                       Number     Principal ((pound))   Arrears ((pound))

Total (since inception)  31           1,547,332           70,228

Properties in Possession                                       9

Number Brought Forward                                         9

Repossessed (Current Month)                                    0

Sold (since inception)                                         22

Sold (current month)                                           2

Sale Price / Last Loan Valuation                              1.07

Average Time from Possession to Sale (days)                   115

Average Arrears at Sale                                (pound)2,157

Average Principal Loss (Since inception)*               (pound)539

Average Principal Loss (current month)**                 (pound)0

MIG Claims Submitted                                           3

MIG Claims Outstanding                                         0

Average Time from Claim to Payment                             64

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

                                            Number         Principal ((pound))

Substituted this period                        0            (pound)0

Substituted to date (since 26 March 2001)   238,932    (pound)16,995,302,553

CPR Analysis

                                            Monthly           Annualised

Current Month CPR Rate                       5.34%              48.24%

Previous Month CPR Rate                      5.49%              49.23%



Weighted Average Seasoning (by value) Months                    24.52

Weighted Average Remaining Term (by value) Years                19.98

Average Loan Size                                       (pound)69,292

Weighted Average LTV (by value)                                 75.38%

Product Breakdown

Fixed Rate (by balance)                                         42.69%

Together (by balance)                                           30.47%

Capped (by balance)                                              3.32%

Variable (by balance)                                           23.24%

Tracker (by balance)                                             0.28%

Total                                                           100.0%


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

Geographic Analysis

                       Number          % of Total       Value ((pound))            % of Total

East Anglia            4,145              2.38%           285,946,672                2.37%

East Midlands          14,686             8.43%           892,829,271                7.40%

Greater London         20,411            11.72%           2,245,344,963              18.61%

North                  25,283            14.52%           1,208,939,093              10.02%

North West             26,156            15.02%           1,462,309,562              12.12%

South East             27,273            15.66%           2,524,052,478              20.92%

South West             12,725             7.31%           949,535,995                7.87%

Wales                  8,627              4.95%           475,371,260                3.94%

West Midlands          13,243             7.61%           846,981,281                7.02%

Yorkshire              21,572            12.39%           1,173,949,838              9.73%

Total                 174,121             100%            12,065,260,413              100%


LTV Levels Breakdown

                                         Number          Value ((pound))          % of Total
0% < 25%                                  4,999           193,044,167                1.60%

> = 25% < 50%                            19,120           1,272,884,974              10.55%

> = 50% < 60%                            12,555           1,000,210,088              8.29%

> = 60% < 65%                             7,204           603,263,021                5.00%

> = 65% < 70%                             8,530           719,089,521                5.96%

> = 70% < 75%                            15,091           1,146,199,739              9.50%

> = 75% < 80%                            11,054           909,720,635                7.54%

> = 80% < 85%                            12,190           902,481,479                7.48%

> = 85% < 90%                            32,708           2,177,779,505              18.05%

> = 90% < 95%                            38,654           2,481,824,067              20.57%

> = 95% < 100%                           11,931           655,143,640                5.43%

> = 100%                                   85              3,619,578                 0.03%

Total                                    174,121          12,065,260,413             100.0%

NR Current Existing Borrowers' SVR                           5.69%

Effective Date of Change                                  1 March 2003


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


Notes     Granite Mortgages 03-1 plc


                     Outstanding         Rating              Reference Rate          Margin
                                         Moodys/S&P/Fitch

Series 1

A1                   $693,750,000          P-1/A-1+/F1+         1.32%                   -0.01%

A2                   $1,225,000,000        Aaa/AAA/AAA          1.52%                   0.19%

A3**                 $300,000,000          Aaa/AAA/AAA           N/A                    0.40%

B                    $42,000,000            Aa3/AA/AA           1.76%                   0.43%

C                    $56,000,000           Baa2/BBB/BBB         2.78%                   1.45%

Series 2

A                  (euro)900,000,000       Aaa/AAA/AAA          2.80%                   0.24%

B                   (euro)62,000,000        Aa3/AA/AA           2.99%                   0.43%

C                   (euro)94,500,000       Baa2/BBB/BBB         4.01%                   1.45%

Series 3

A              (pound)665,000,000          Aaa/AAA/AAA          3.89%                   0.24%

B              (pound)31,000,000            Aa3/AA/AA           4.08%                   0.43%

C              (pound)41,000,000           Baa2/BBB/BBB         5.10%                   1.45%

** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.




Credit Enhancement
                                                                                % of Funding Share

Class B Notes ((pound)Equivalent)                   (pound)97,837,647                0.84%

Class C Notes ((pound)Equivalent)                   (pound)137,914,263               1.18%


Granite Mortgages 03-1 Reserve Fund Requirement     (pound)45,000,000                0.38%

Balance Brought Forward                             (pound)21,000,000                0.18%

Drawings this Period                                     (pound)0                    0.00%

Reserve Fund Top-up this Period*                     (pound)3,207,259                0.03%

Excess Spread                                            (pound)0                    0.00%

Current Balance                                     (pound)24,207,259                0.21%


Funding Reserve Balance                             (pound)23,315,837                0.20%

Funding Reserve %                                             0.6%                     NA
*Top-ups only occur at the end of each quarter.
